As confidentially submitted to the U.S. Securities and Exchange Commission on [*]. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

Registration Statement Under

THE SECURITIES ACT OF 1933

CEL-SCI CORPORATION
(Exact name of registrant as specified in charter)

Colorado
(State or other jurisdiction of incorporation)

84-0916344	8229 Boone Blvd. #802 Vienna, Virginia 22182 (703) 506-9460
(IRS Employer I.D. Number)	(Address, including zip code, and telephone number including area of principal executive offices)

Geert Kersten 8229 Boone Blvd. #802 Vienna, Virginia 22182 (703) 506-9460
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

William T. Hart, Esq. Hart & Hart 1624 Washington Street Denver, Colorado 80203 (303) 839-0061	Ross David Carmel, Esq. Avital Perlman, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

As soon as practicable after the effective date of this Registration Statement

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

Up to      Shares of Common Stock

Pre-Funded Warrants to purchase up to       Shares of Common Stock

Up to      shares of Common Stock Underlying such Pre-Funded Warrants

CEL-SCI Corporation

This is a firm commitment public offering of up to                  shares of common stock of Cel-Sci Corporation based on an assumed public offering price of $             per share (which is the last reported sales price of our shares on the NYSE American on July           , 2025).

Our shares of common stock are traded on the NYSE American under the symbol CVM. The actual public offering price per share sold in this offering will be determined between us and the representative of the underwriters based on market conditions at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are also offering to those purchasers, if any, whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (each a “Pre-Funded Warrant”) exercisable at an exercise price of $0.0001 per share. The purchase price of each Pre-Funded Warrant is equal to the price per share of common stock being sold to the public in this offering, minus $0.0001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

For each Pre-Funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. This offering also includes the shares of common stock issuable from time to time upon exercise of the Pre-Funded Warrants.

These securities are speculative and involve a high degree of risk. For a description of certain important factors that should be considered by prospective investors, see "risk factors" beginning on page 17 of this prospectus and in our 2024 annual report on form 10-K which is incorporated by reference. Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discount (1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	See the section titled “Underwriting” for additional disclosure regarding the estimated underwriting discount and estimated offering expenses.

We have granted the underwriter an option for a period of 45 days to purchase up to an additional                       shares of our common stock and/or               Pre-Funded Warrants solely to cover over-allotments, if any.

The underwriter expects to deliver the shares of common stock and Pre-Funded Warrants (if any) to purchasers on               , 2025.

ThinkEquity

The date of this prospectus is               , 2025.

CEL SCI

Multikine - First In Class Cancer Immunotherapy

Activating the immune system to fight cancer before the ravages of surgery, radio and chemotherapy

Current Standard of Treatment

Diagnosis → Surgery → Radio or Chemo/Radio

The Multikine Approach

Diagnosis → Multikine (3 weeks) → Surgery → Radio or Chemo/Radio

73% vs 45%

5-Year Overall Survival

Multikine + SOC vs SOC alone

Target Population:

- Low PD-L1 expression, a population who is not served by current immunotherapies.
- No lymph node involvement (N0).

Candidate	Preclinical	Phase 1	Phase 2	Phase 3	Confirmatory registration study

MULTIKINE

Head and Neck Cancer
Neoadjuvant therapy in patients with squamous cell carcinoma of the head and neck administered right after diagnosis, before the first standard cancer treatment

HPV
Cervical dysplasia in HIV/HPV co-infected patients

LEAPS Technology

Rheumatoid Arthritis
Phase 1 enabling studies CEL-4000 (NIH Grant)

Multikine has not been licensed or approved by the FDA or by any other regulatory agency. Similarly, its safety or efficacy has not been established for any use.

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Multikine Improved Survival in the Completed Phase 3 Study

Target Population (No lymph node involvement & PD-L1 low) for Confirmatory Study

Data Presented at ESMO 2023

- **No safety signals** or toxicities vs standard of care
- Statistically significant (log rank **p = 0.0015**)
- **Hazard ratio = 0.35** (95% CIs [0.19, 0.66])
- Curves separate early and plateau with a tail typical of immuno-oncology drugs as in the Multikine arm

Censored
Multikine+CIZ+SOC
SOC Alone
Survival Probability (%)
100
90
80
70
60
50
40
30
20
10
0
Multikine
Control
Log Rank P-value
Multikine+CIZ+SOC vs SOC Alone=0.0015
0 4 8 12 16 20 24 28 32 36 40 44 48 52 56 60 64 68 72 76 80 84 88 92 96 100 104
Time to survival (Months)
at Risk
Multikine+CIZ+SOC 60 60 58 56 53 52 51 49 46 46 44 44 41 33 26 23 16 12 8 2 1 0 0 0 0 0 0
SOC Alone 54 52 46 44 38 36 34 34 32 30 30 28 25 21 17 12 11 9 6 3 2 1 1 1 1 0 0

5-year Overall Survival: 73% vs 45%

Kaplan-Meier Overall Survival for Multikine target population (n=114)

Manufacturing Readiness

- cGMP and BSL-1 facility near Washington, DC.
- Initial capacity 12,000+ treatments per year.

Multikine has not been licensed or approved by the FDA or by any other regulatory agency. Similarly, its safety or efficacy has not been established for any use.

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No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by CEL-SCI Corporation. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer by means of this prospectus.

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ABOUT THIS PROSPECTUS

This document is part of the registration statement on Form S-1. This prospectus may add to, update or change information in the documents incorporated by reference into this prospectus.

If information in this prospectus is inconsistent with any document incorporated by reference that was filed with the SEC before the date of this prospectus, you should rely on this prospectus. This prospectus and the documents incorporated into each by reference include important information about us, the securities being offered and other information you should know before investing in our securities. You should also read and consider information in the documents we have referred you to in the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

You should rely only on this prospectus, the documents incorporated or deemed to be incorporated by reference herein or therein and any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any free writing prospectus, or incorporated by reference herein, is accurate as of any date other than as of the date of this prospectus or any free writing prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

All references in this prospectus to “the Company,” “our company,” “CEL-SCI,” “we,” “us,” or “our” mean CEL-SCI Corporation, a Colorado corporation, unless we state otherwise or the context otherwise requires.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus to that jurisdiction.

Effective May 20, 2025, we completed a 1-for-30 reverse stock split of our outstanding common stock (“Reverse Stock Split”). The reverse stock split did not reduce the number of authorized shares of our common stock or preferred stock. All share and per share amounts in this prospectus have been adjusted to give effect to the reverse stock split. However, any documents incorporated by reference, including the financial statements, do not reflect the Reverse Stock Split.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. To fully understand this offering and its consequences to you should read this entire prospectus carefully, including the documents incorporated by reference, in this prospectus before making an investment decision.

Our Company

We are a late clinical-stage biotechnology company dedicated to research and development directed at improving the treatment of cancer and other diseases by using the immune system, the body’s natural defense system. We are currently focused on the development of the following product candidates and technologies:

1)	Multikine, an investigational immunotherapy under development for the potential treatment of certain head and neck cancers; and

2)	L.E.A.P.S. (Ligand Epitope Antigen Presentation System) technology, or LEAPS, with several product candidates under development for the potential treatment of rheumatoid arthritis.

Multikine (Leukocyte Interleukin, Injection) is the full name of this investigational therapy, which, for simplicity, is referred to in this prospectus as Multikine. Multikine is the trademark that the Company has registered for this investigational therapy, and this proprietary name is subject to FDA review under the Company’s future anticipated regulatory submission for approval. None of the Company’s product candidates have been approved for sale, barter or exchange by the Food and Drug Administration (FDA) or any other regulatory agency for any use to treat disease in humans nor has the safety or efficacy of these products been established for any use. There can be no assurance that obtaining marketing approval from the FDA in the United States and by comparable agencies in most foreign countries will be granted.

Multikine, The Phase III Clinical Trial Results And Path Forward

Immunotherapy is a large, high growth market. Immunotherapies use the patient’s own immune system to fight disease. These “targeted therapies” are at the forefront of modern cancer research. A Bloomberg report from January 2023 asserted that:

The global cancer immunotherapy market is expected to reach USD $196.45 billion by 2030, registering CAGR of 7.2% during the forecast period, according to a new report by Grand View Research, Inc. The rising adoption of immunotherapy over other therapy options for cancer owing to its targeted action is anticipated to increase the adoption during the forecast period. Moreover, increasing regulatory approvals from authoritarian establishments for novel immunotherapy used for oncology is also expected to further fuel the market growth.

Source:  https://www.bloomberg.com/press-releases/2023-01-18/cancer-immunotherapy-market-worth-196-45-billion-by-2030-grand-view-research-inc

CEL-SCI hopes to participate in this growing market with its lead investigational therapy Multikine® (Leukocyte Interleukin, Injection). Multikine is unique among approved cancer immunotherapies because it is given first, right after diagnosis, before any other treatment including surgery.

Multikine has been tested in approximately 740 patients in Phase 1, 2 and 3 clinical studies conducted in the U.S., Canada, Europe, Israel and Asia. In these studies, it has been administered in multiple doses by various routes and various frequencies to determine its safety and efficacy. The data from these studies allowed CEL-SCI to determine the patient population most responsive to Multikine and most likely to benefit from it. The target population is newly diagnosed advanced primary head and neck cancer patients with no lymph node involvement (determined via PET imaging) and with low PD-L1 tumor expression (determined via biopsy), two features that physicians routinely assess at baseline as part of standard practice.

CEL-SCI completed a bias analysis for the target population in the Phase III study in preparation for submission of data to regulatory agencies including the FDA for confirmatory registration study.  The detailed data on parameters including patient age, sex, race, tumor locations, and staging demonstrate balance between the treatment and control arms.  Therefore, no bias was found, which supports confidence in Multikine’s efficacy results.

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In the target patient population CEL-SCI believes Multikine significantly extended life. In the Phase III study, CEL-SCI observed a 73% survival rate with Multikine vs. only 45% without Multikine at 5 years after treatment, and a Hazard ratio of 0.35 (95% CIs [0.19, 0.66]).

CEL-SCI applied to the FDA for a 212-patient randomized controlled confirmatory registration study focusing only on those patients in the target population, which accounts for approximately 100,000 patients worldwide per year. In May 2024, CEL-SCI announced that the FDA indicated CEL-SCI may move forward with a confirmatory registration study of Multikine in the target population.

What is Multikine and who is it for? Multikine is a biological medicinal immunotherapy comprised of a mixture of natural cytokines and small biological molecules. Multikine is injected around the tumor and adjacent lymph nodes for three weeks as a first-line treatment before the standard of care (SOC), which is surgery followed by either radiotherapy or chemoradiotherapy. Multikine’s rationale for use is to incite a locoregional immune response against the tumor before the local immune system has been compromised by the standard of care and/or disease progression.

The Multikine target population is not yet treated adult patients with resectable locally advanced primary squamous cell carcinoma of the head and neck (SCCHN) in the oral cavity and who have:

•	No lymph node involvement (via PET imaging)
•	Low PD-L1 tumor expression (TPS<10) (via biopsy)

PD-L1 is a protein receptor on the tumor surface that helps the tumor repel cells of the immune system. CEL-SCI believes that patients with tumors having low PD-L1 would be more likely to respond to Multikine because their tumors have lower defenses against the patient’s immune system. CEL-SCI estimates that patients with tumors having low PD-L1 represent about 70% of locally advanced primary SCCHN patients.

Targeting low PD-L1 also differentiates Multikine from other immunotherapies. For example, checkpoint inhibitors like Keytruda and Opdivo appear to best serve patients having high PD-L1, because these drugs work by blocking PD1/PD-L1 receptors interaction; when this interaction (PD1/PD-L1) happens it leads to inactivation/death of the immune cells attacking the tumor. These checkpoint inhibitors appear to act best when tumors express high levels of PD-L1 receptors (usually TPS >20 to TPS >50).

Keytruda was approved by FDA in June 2025 as a perioperative (before and after surgery) treatment for resectable locally advanced head and neck cancer patients whose tumors express PD-L1 at a positive level. In Merck’s Phase 3 KEYNOTE-689 trial, Keytruda reduced the risk of recurrence and progression by 30%, compared with standard of care, in patients whose tumors expressed PD-L1 (CPS ≥1). The study did not show an improvement in overall survival. Patients with low to zero levels of PD-L1 did not benefit from Keytruda.

In contrast to the results of the KEYNOTE-689, CEL-SCI’s Phase 3 study showed that Multikine treated patients whose tumors expressed low (Tumor Proportion Score [TPS <10]) to zero PD-L1, had their risk of death reduced by 66% (hazard ratio 0.34, 95% CI [0.18, 0.65], p=0.0012) and extended the 5-year overall survival to 73% compared to 45% in the standard of care, log rank p=0.0015. About 70% of the patients in CEL-SCI’s Phase 3 study had low to zero levels of PD-L1.

CEL-SCI believes Multikine leads to longer survival with no safety issues. Clinical investigations of Multikine, presented at ESMO (Europe Society for Medical Oncology) in October 2023, have demonstrated in the randomized controlled Phase III trial (RCT) the following in the target population:

•	risk of death cut in half at five years versus the control;
•	28.6% absolute 5-year overall survival benefit versus control (p=0.0015);
•	0.349 hazard ratio vs control (95% CIs [0.18, 0.66], Wald p=0.0012);
•	>35% rate of pre-surgery reductions and/or downstages (p<0.01); and
•	low PD-L1 tumor expression (vs high PD-L1 where Keytruda and Opdivo work best).

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There were no demonstrable safety signals or toxicities observed in approximately 740 Multikine-treated subjects across multiple clinical trials. Adverse event (AE) and serious adverse event (SAE) incidences were not significantly different among treatment and control groups. There were no Multikine-related deaths, no Multikine-related delays of surgery, no Multikine-related interference with post-surgical treatment, and only two discontinuations. Multikine-related AEs before surgery were local and resolved after surgery. Although the literature reports that some of Multikine’s components may be toxic when administered systemically (e.g., TNFα, IFN γ, IL-1β), these toxicities did not emerge with Multikine, even at doses many times higher than those administered in the Phase III trial, primarily due to Multikine’s delivery by local injection and dosage.

CEL-SCI published its data as abstracts and posters at the annual conferences for the 2022 American Society of Clinical Oncology (ASCO), 2022 and 2023 European Society for Medical Oncology (ESMO), the 2023 European Head and Neck Society’s (EHNS’s) annual European Conference on Head and Neck Oncology (ECHNO), the 2023 European Society for Therapeutic Radiology and Oncology (ESTRO) and the 2023 American Head and Neck Society (AHNS). These publications can be accessed at http://www.cel-sci.com.

Multikine works by inducing pre-surgical responses. CEL-SCI observed statistically significant pre-surgical responses after Multikine treatment, and therefore CEL-SCI believes in the following:

➢	Multikine causes pre-surgical responses;
➢	Pre-surgical responses lead to longer life;
➢	Therefore, selecting more patients predicted to have a pre-surgical response should lead to much better survival in the target population.

A “pre-surgical response” is a significant change in disease before surgery. CEL-SCI saw two kinds of responses in the Phase III trial. First, there were “reductions” in the size of the tumor—a reduction of 30% or more qualified as a “pre-surgical reduction,” or “PSR” for short. Second, there were disease “downstages” (e.g., the disease improved from Stage IV to Stage III) pre-surgery. CEL-SCI calls this a “pre-surgical downstaging” or “PSD” for short. CEL-SCI’s 2022 ESMO cancer conference presentation reported on PSR, and CEL-SCI’s new 2023 ESMO presentation reported on PSD.

Across the whole Phase III trial, PSRs were seen in 8.5% of Multikine patients compared to none in the control group. PSDs were seen in 22% of Multikine patients as compared to 13% in the control group. Because Multikine was the only therapy given to these patients before surgery, it is CEL-SCI’s strong belief that Multikine had to be the cause of the higher rates of PSR and PSD.

These data are presented visually below. The taller blue columns show PSR and PSD rates in all 529 Multikine-treated patients in the Phase III trial, and the gray columns show PSR and PSD rates for all 394 control patients.

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It was not enough for us to show that Multikine likely leads to PSRs and PSDs as compared to a control group, CEL-SCI also had to test if PSRs and PSDs lead to improved survival. CEL-SCI’s Phase III trial demonstrated that PSR patients were 72% likely to be alive after five years, whereas control patients were only about 49% likely to be alive after five years. Patients with PSD saw similar improvement in CEL-SCI’s Phase III trial.  Their five-year chance of survival was approximately 68%. Therefore, CEL-SCI believes that the Phase III trial demonstrated that those patients who had PSR or PSD resulting from Multikine lived longer than those who were not treated with Multikine. It is important to note that these results are from the entire Phase III study population, not from a subgroup.  The likelihood of living at least five years is shown in the graphic below for patients with PSR (blue), patients with PSD (orange) and control patients who did not receive Multikine (gray).

Multikine cut the 5-year risk of death in half in the target population. CEL-SCI’s results show that Multikine can cut the risk of death in half at five years versus the control group in the target population. Survival increased from 45% in the control group to 73% in the Multikine group at five years. This means the risk of death fell to 27% in the Multikine group from 55% in the control, shown below.

Another way to see the survival benefit of Multikine in the target population is the Kaplan-Meier curve from our ESMO ’23 poster, shown below. On the vertical axis is the probability of survival and the horizontal axis is time in months. The blue Multikine line is far above the green control line, meaning the chance of survival is much higher in the Multikine group at every point in time compared to the control. These results had a low (log rank) p-value of 0.0015, which is very significant as a statistical matter.

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CEL-SCI’s physician consultants have informed CEL-SCI that the early separation of these two survival curves (e.g., at 12 months) adds validation to the potential positive effects of Multikine.

Another measure of survival benefit is called the “hazard ratio,” which compares the rate of an event (chances) of dying between two different groups. Here, in the Multikine target population, the hazard ratio was 0.35, which means that deaths occurred in the Multikine group about one-third as frequently as in the control group. It is also important to note that the hazard ratio’s 95% confidence interval remained far below 1.0 (which would mean parity between the compared groups). In the case of Multikine, statistically speaking, there is a 95% chance that the hazard ratio would fall between 0.18 and 0.66 if Multikine were tested in the target population in another study. A hazard ratio of 0.66 as the “so called worst case scenario” (the upper limit of the 95% confidence interval - for the hazard ratio - in this case) is still below (better) than the hazard ratio required for most drug approvals.

CEL-SCI completed a bias analysis for the target population in the Phase III study in preparation for submission of data to regulatory agencies including the FDA for confirmatory registration study.  The detailed data on parameters including patient age, sex, race, tumor locations, and staging demonstrate balance between the treatment and control arms.  Therefore, no bias was found, which supports confidence in Multikine’s efficacy results.

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These positive survival outcomes—increased overall survival, reduced risk of death, widely separated Kaplan-Meier curves with early separation, low hazard ratio, low p-values, low confidence intervals—CEL-SCI believes were driven by high PSR/PSD rates in the target population, as shown in the graphic below:

CEL-SCI relies on all of these data together to support its plan to request accelerated/conditional approval in the new target population without waiting until the completion of another clinical trial.  CEL-SCI’s regulatory strategy going forward is to seek approval of Multikine following full enrollment of our confirmatory study wherever possible.

CEL-SCI applied to the FDA for a 212-patient randomized controlled confirmatory registration study focusing only on those patients in the target population, which accounts for approximately 100,000 patients worldwide per year. In May 2024, CEL-SCI announced that the FDA indicated CEL-SCI may move forward with a confirmatory registration study of Multikine in the target population.

•	The confirmatory study will be a randomized controlled trial with two arms: Multikine treatment plus standard of care versus standard of care alone.

•	If approved as a pre-surgical treatment, CEL-SCI believes Multikine should be added to the standard of care for the target population in this unmet medical need.

•

CEL-SCI believes that the confirmatory study has a high likelihood of success based on the large survival benefit that has already been observed in the target population from the completed Phase III study. The planned confirmatory study will be much smaller—less than a quarter the size of the prior study— and will focus on the patients who saw the greatest survival benefit when treated with Multikine.

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Why Do We Believe Our Confirmatory Study Will Be Successful?

An “unmet need” is a factor for approval considered by all major regulatory bodies worldwide. In the Multikine target population, there is also a great unmet need for improved survival. The current standard of care provides only about a 50/50 chance of surviving five years, whereas Multikine could increase that survival rate to over 70% in the target population based on the Phase III data. Chemotherapy (in addition to radiotherapy following surgery) has improved survival outcome for some head and neck patients, but chemotherapy is only indicated for high-risk patients, who are not likely to fall within the Multikine target population. Currently available immunotherapies are given after surgery or where surgery is not indicated, in contrast to Multikine, which is given before surgery to patients with resectable tumors. Available checkpoint inhibitors work best on tumors with high PD-L1 expression, whereas Multikine works best in tumors with low PD-L1 expression. Therefore, Multikine’s target population is underserved, and will continue to be underserved, by current therapies.

The major regulatory bodies with whom we are working, U.S. FDA, Health Canada, European Medicines Agency (EMA) and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom (UK) all have conditional approval pathways designed for situations where the target population has not been fully tested prospectively and there is strong data supporting clinical benefit for patients. The reason is that regulators understand that in many cases patients should not have to wait for additional data before being offered the chance to benefit from a new drug, especially if the drug has been shown to be safe. Every situation is different and depends on the specific facts.

In Conclusion

•

Strong survival data: Multikine-treated patients in the target population had a 73% 5-year survival vs a 45% 5-year survival in the control group who did not receive Multikine in the Phase III study. In addition, no safety signals or toxicities versus standard of care. The Hazard ratio is 0.35 with an upper limit (95% Confidence Interval) of 0.66.

•	Addressing an unmet medical need: Multikine focuses on the 70% of patients (based on our 928 patient Phase 3 study) not well served by Keytruda.

•

Multikine’s Target Population: The confirmatory registration study will focus on newly diagnosed locally advanced primary head and neck cancer patients with no lymph node involvement (determined via PET scan) and with low PD-L1 tumor expression (determined via biopsy).

•

FDA pathway: CEL-SCI’s goal is to begin the 212-patient confirmatory registration study as soon as the needed capital has been raised, with full enrollment about 15 months later with the potential to seek early approval after full enrollment.

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THE OFFERING

Common Stock we are offering	shares of common stock

Pre-Funded Warrants

We are also offering           Pre-Funded Warrants to purchase up to                 shares of our common stock, exercisable at an exercise price of $0.0001 per share, to those purchasers whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Warrant is equal to the price per share of common stock being sold to the public in this offering minus $0.0001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. See “Description of Pre-Funded Warrants.” This prospectus also relates to the offering of the shares of common stock issuable upon the exercise of such Pre-Funded Warrants.

Common stock outstanding prior to this offering	6,821,341 shares of common stock

Common stock to be outstanding after this offering

                    shares of common stock, assuming no issuance of any Pre-Funded Warrants offered hereby (             shares of common stock if the underwriter exercises its option to purchase additional shares to cover over-allotments, if any, and assuming no issuance of any Pre-Funded Warrants offered hereby).

Option to purchase additional securities

We have granted the underwriter an option for a period of 45 days from the date of this prospectus to purchase up to an additional                       shares of our common stock and/or Pre-Funded Warrants (representing 15% of the shares of common stock and Pre-Funded Warrants offered in this offering) to cover over-allotments, if any.

NYSE American Symbol and Listing

Our common stock is listed on the NYSE American under the symbol “CVM.” There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to list the Pre-Funded Warrants on the NYSE American or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited. See “Description of Pre-Funded Warrants.”

Use of Proceeds

We estimate that the net proceeds from this offering, after payment of estimated offering expenses payable by us and underwriting discounts will be approximately $             or approximately $             if the underwriter exercises in full its option to purchase additional shares and/or Pre-Funded Warrants to cover over-allotments, if any. We intend to use the net proceeds from this offering to fund the continued development of Multikine and for general corporate purposes and working capital. See “Use of Proceeds.”

Risk Factors

Investing in our securities involves significant risks. Please read the information contained in or incorporated by reference under the heading “Risk Factors” beginning on page 17 of this prospectus, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus.

The number of shares of common stock shown above to be outstanding after this offering is based on 6,821,341 shares outstanding as of July 23, 2025 and excludes:

•	546,894 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $195.06 per share;
•	36,418 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $94.76 per share; and

Except as otherwise indicated, all information in this prospectus assumes (i) no exercise of the outstanding options or warrants described above; (ii) no sale of any Pre-Funded Warrants in this offering and (iii) no exercise by the representative of the underwriters of its option to purchase up to               additional shares of common stock and/or Pre-Funded Warrants.

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SUMMARY FINANCIAL DATA

The following tables set forth summary financial data as of, and for the six months ended March 31, 2025 and 2024, and for the years ended, September 30, 2024 and 2023, and should be read together with our consolidated financial statements and the related notes incorporated by reference herein, as well as the section of this prospectus entitled “Risk Factors” appearing elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and related notes. The summary consolidated financial data as of March 31, 2025, and for the six months ended, March 31, 2025 and 2024 are derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus. In our opinion, these unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such condensed consolidated financial data. The summary financial data as of, and for the years ended, September 30, 2024 and 2023 are derived from our audited financial statements included incorporated by reference into this prospectus. Our historical results are not necessarily indicative of our future results, and our operating results for the six-month period ended March 31, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2025 or any other interim periods or any future year or period. The summary of consolidated financial data as of, and for the years ended September 30, 2024 and 2023, and as of March 31, 2025 and for the six months ended March 31, 2025 and 2024 have been retrospectively adjusted to reflect a 1-for-30 share consolidation, which became effective under the corporate law of Colorado on May 20, 2025 and the post-consolidation common shares commenced trading on NYSE American on May 21, 2025. No other changes to our historical financial statements were made in recasting the amounts set forth below.

	Six months ended March 31,		Year ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2024	2023
Operating Expenses:
Research and development	$8,444,328	$8,981,044	$18,161,451	$22,471,496
General & administrative	4,843,193	4,580,791	8,191,023	9,004,578
Total operating expenses	13,287,521	13,561,835	26,352,474	31,476,074

Operating loss	(13,287,521)	(13,561,835)	(26,352,474)	(31,476,074)

Interest expense, net	(348,389)	(380,397)	(745,673)	(675,416)
Other income (expense)	(9,541)	(12,183)	177,682	(42,813)
Net loss	(13,645,451)	(13,954,415)	(26,920,465)	(32,194,303)
Modification of warrants	-	-	(659,456)	(171,552)
Net loss available to common shareholders	$(13,645,451)	$(13,954,415)	$(27,579,921)	$(32,365,855)

Net loss per common share - basic and diluted	$(5.47)	$(8.33)	$(15.31)	$(21.83)
Weighted average common shares outstanding - basic and diluted	2,494,248	1,674,295	1,801,500	1,482,662

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	March 31, 2025
	Unaudited, Actual	Unaudited, As Adjusted (1)
ASSETS

Current assets:
Cash and cash equivalents	$1,924,305
Prepaid expenses	208,462
Supplies used for R&D and manufacturing	882,692
Deposits	7,500
Total current assets	3,022,959

Finance lease right-of-use assets	6,449,275
Operating lease right-of-use assets	1,388,025
Property and equipment, net	7,080,235
Patent costs, net	141,263
Deposits	2,319,101
Supplies used for R&D and manufacturing	1,406,475

Total assets	$21,807,333

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,702,097
Accrued expenses	593,551
Due to employees	857,385
Finance lease liabilities, current portion	2,139,546
Operating lease liabilities, current portion	207,184
Total current liabilities	5,499,763

Finance lease liabilities, net of current portion	6,847,774
Operating lease liabilities, net of current portion	1,336,941
Other liabilities	125,000
Total non-current liabilities	8,309,715

Total stockholders' equity	7,997,855

Total liabilities and stockholders' equity	$21,807,333

(1) The as adjusted balance sheet data gives effect to the assumed net proceeds from this offering

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CORPORATE INFORMATION

We were formed as a Colorado corporation in 1983. Our principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182. Our telephone number is 703-506-9460 and our web site is www.cel-sci.com. Except for the information incorporated by reference, the information contained in, and that which can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Our common stock is publicly traded on the NYSE American under the symbol “CVM”.

As of the date of this prospectus we had 6,821,341 outstanding shares of common stock. This number excludes 583,312 shares that may be issued upon the exercise of outstanding warrants and options, with a weighted average exercise price of $188.80 per share.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference above, including exhibits. Requests should be directed to:

CEL-SCI Corporation

8229 Boone Blvd., #802

Vienna, Virginia 22182

(703) 506-9460

The documents incorporated by reference may be accessed at our website: www.cel-sci.com.

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RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information contained in this registration statement and in the documents we incorporate by reference, you should carefully consider the risks discussed below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2024 before making a decision about investing in our securities. The risks and uncertainties discussed below and in our Annual Report on Form 10-K for the fiscal year ended September 30, 2024 are not the only ones facing us. Additional risks and uncertainties not presently known to us may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Clinical Development, Government Approvals and the Marketing of Biopharmaceutical Products

CEL-SCI depends heavily on the success of Multikine, for which Phase 3 data has been presented, while its other candidates are still in preclinical phases. CEL-SCI’s product candidates must undergo rigorous preclinical and clinical testing and regulatory approvals, which could be costly and time-consuming and subject CEL-SCI to unanticipated delays or prevent CEL-SCI from marketing any products. If CEL-SCI is unable to advance its product candidates in clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experiences significant delays in doing so, CEL-SCI’s business will be materially harmed.

CEL-SCI currently has no products approved for sale and CEL-SCI cannot guarantee that it will ever have marketable products. CEL-SCI’s product candidates are subject to premarket approval from the FDA in the United States, the EMA in the European Union, and by comparable agencies in most foreign countries before they can be sold. Before obtaining marketing approval, these product candidates must undergo costly and time consuming preclinical and clinical testing which could subject CEL-SCI to unanticipated delays and may prevent CEL-SCI from marketing the product candidates in the future. There can be no assurance that such approvals will be granted on a timely basis, if at all.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of the product candidates may not be predictive of the results of later-stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. CEL-SCI’s current and future clinical trials may not be successful.

CEL-SCI is in the early development stages for the candidates designed using its LEAPS technology and has not yet initiated any clinical studies for any of those product candidates. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the availability of financial resources needed to commence and complete the planned trials;
•	obtaining regulatory approval to commence a trial;
•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each clinical trial site;
•	recruiting suitable patients to participate in a trial;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical trial sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites; or
•	manufacturing sufficient quantities of the product candidate for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the competence of the CRO running the study, size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications CEL-SCI   is investigating. Furthermore, CEL-SCI relies on CROs and clinical trial sites to ensure the proper and timely conduct of the clinical trials and while CEL-SCI has agreements governing their committed activities, CEL-SCI has limited influence over their actual performance.

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CEL-SCI could also encounter significant delays and/or need to terminate a development program for a product candidate if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of the product candidates while existing treatments have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by CEL-SCI, one or more of the IRBs for the institutions in which such trials are being conducted, by CEL-SCI upon a final recommendation by the Independent Data Monitoring Committee, or IDMC, with which CEL-SCI agrees for such trial, or by FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or the clinical protocols, as a result of inspection of the clinical trial operations or trial site(s) by FDA or other regulatory authorities, the imposition of a clinical hold or partial clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. The occurrence of any one or more of these events would have significant and severe material consequences for CEL-SCI and could impact CEL-SCI’s ability to continue as a going concern.

If CEL-SCI experiences termination of, or delays in the completion of, any clinical trial of its product candidates, the commercial prospects for the product candidates will be harmed, and the ability to generate product revenues will be delayed. In addition, any delays in completing the clinical trials will increase the costs, slow the product development and approval process and jeopardize the ability to commence product sales and generate revenues. Any of these occurrences may harm CEL-SCI’s business, prospects, financial condition and results of operations significantly. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to a delay or the denial of regulatory approval for the product candidates.

CEL-SCI cannot be certain when or under what conditions it will undertake future clinical trials. Early trials for the other product candidates, or the plans for later trials, may not satisfy the requirements of regulatory authorities, such as the FDA. CEL-SCI may fail to find subjects willing to enroll in the trials. Accordingly, the clinical trials relating to the product candidates may not be completed on schedule, the FDA or foreign regulatory agencies may order CEL-SCI to stop or modify research, or these agencies may not ultimately approve any of the product candidates for commercial sale. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of the product candidates. The data collected from the clinical trials may not be sufficient to support regulatory approval of the various product candidates, including Multikine. The failure to adequately demonstrate the safety and efficacy of any of the product candidates would delay or prevent regulatory approval of the product candidates in the United States, which could prevent CEL-SCI from achieving profitability.

The development and testing of product candidates and the process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, termination of the Phase 3 study, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, and payment of civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on CEL-SCI.

The requirements governing the conduct of clinical trials, manufacturing and marketing of the product candidates, including Multikine, outside the United States vary from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different trial designs. Foreign regulatory approval processes include all of the risks associated with the FDA approval process. Some of those agencies also must approve prices for products approved for marketing. Approval of a product by the FDA or the EMA does not ensure approval of the same product by the health authorities of other countries. In addition, changes in regulatory requirements for product approval in any country during the clinical trial process and regulatory agency review of each submitted new application may cause delays or rejection.

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CEL-SCI has only limited experience in filing and pursuing applications necessary to gain regulatory approvals.

This lack of experience may impede its ability to obtain timely approvals from regulatory agencies, if at all. CEL-SCI will not be able to commercialize Multikine and its other product candidates until CEL-SCI has obtained regulatory approval. In addition, regulatory authorities may also limit the types of patients to which CEL-SCI or its third party partners may market Multikine (if approved) or the other product candidates. Any failure to obtain or any delay in obtaining required regulatory approvals may adversely affect CEL-SCI’s or its third party partners’ ability to successfully market the product candidates even if they are approved.

Even if CEL-SCI obtains regulatory approval for its investigational products, CEL-SCI will be subject to stringent, ongoing government regulation.

If CEL-SCI’s investigational products receive regulatory approval, either in the United States or internationally, those products will be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval and may contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance of the safety and efficacy of the investigational products. CEL-SCI will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

•	product design, development and manufacture;
•	product application and use
•	adverse drug experience monitoring and reporting;
•	product advertising and promotion;
•	product manufacturing, including compliance with good manufacturing practices;
•	record keeping requirements;
•	registration and listing of products with the FDA, EMA and other state and national agencies;
•	product storage and shipping;
•	drug sampling and distribution requirements;
•	electronic record and signature requirements; and
•	labeling changes or modifications.

CEL-SCI and any of its third party manufacturers or suppliers must continually adhere to federal regulations setting forth human drug and biologic manufacturing requirements, known as current Good Manufacturing Practices, or cGMPs, and their foreign equivalents, which are enforced by the FDA, the EMA and other national regulatory bodies through their facilities inspection programs. If the facilities, or the facilities of the contract manufacturers or suppliers, cannot pass a pre-approval inspection by regulators or fail such inspections in the future, the FDA, EMA or other national regulators will not approve the marketing applications for the product candidates, or may withdraw any prior approval. In complying with cGMP and foreign regulatory requirements, CEL-SCI and any of its potential third party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that the product candidates meet applicable specifications and other requirements.

If CEL-SCI does not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, CEL-SCI may be subject to, among other things, license suspension or revocation, criminal prosecution, seizure, injunction, fines, be forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining regulatory marketing approval for such products or for other product candidates for which CEL-SCI seeks approval. This could materially harm CEL- SCI’s financial results, reputation and stock price. Additionally, CEL-SCI may not be able to obtain the labeling claims necessary or desirable for product promotion. If CEL-SCI or other parties identify adverse effects after any of the products are on the market, or if manufacturing problems occur, regulatory approval may be suspended or withdrawn. CEL-SCI may be required to reformulate products, conduct additional clinical trials, make changes in product labeling or indications of use, or submit additional marketing applications to support any changes. If CEL-SCI encounters any of the foregoing problems, its business and results of operations will be harmed and the market price of its common stock may decline.

The FDA and other governmental authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of CEL-SCI’s product candidates. If CEL-SCI is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if CEL-SCI is not able to maintain regulatory compliance, CEL-SCI may lose any marketing approval that it may have obtained, which would adversely affect its business, prospects and ability to achieve or sustain profitability. CEL-SCI cannot predict the extent of adverse government regulations which might arise from future legislative or administrative action. Without government approval, CEL-SCI will be unable to sell any of its product candidates.

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CEL-SCI’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial utility of an approved prescribing label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by its product candidates could cause CEL-SCI or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of the clinical trials could reveal a high and unacceptable severity and/or prevalence of these or other side effects. In such an event, the trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order CEL-SCI to cease further development of, or deny approval of, the product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm CEL-SCI’s business, financial condition and prospects significantly.

Additionally, if one or more of the product candidates receives marketing approval, and CEL-SCI or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including but not limited to the following:

•	regulatory authorities may withdraw approvals of such product or require product recalls;

•	regulatory authorities may require additional warnings on the label or impose restrictions on product distribution or use;

•	regulatory authorities may require CEL-SCI to conduct new post-marketing studies or clinical trials;

•	CEL-SCI could receive warning or untitled letters from the FDA or comparable notices of violations from foreign regulatory authorities;

•	CEL-SCI may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	CEL-SCI could be sued and held liable for harm caused to patients; and

•	CEL-SCI’s reputation may suffer.

Any of these events could prevent CEL-SCI from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm its business, results of operations and prospects.

CEL-SCI relies on third parties to conduct its preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties and meet regulatory requirements, or meet expected deadlines, CEL-SCI may not be able to obtain regulatory approval for or commercialize the product candidates and its business could be substantially harmed.

CEL-SCI does not have the ability to independently conduct large clinical trials. CEL-SCI has relied upon and plans to continue to rely upon third party CROs to prepare for, conduct, monitor and manage data for its ongoing preclinical and clinical programs, including the global Phase 3 trial for Multikine. CEL-SCI relies on these parties for all aspects of the execution of its clinical trials and although CEL-SCI diligently oversees and carefully manages the CROs, CEL-SCI directly controls only certain aspects of their activities and relies upon them to provide timely, complete, and accurate reports on the conduct of the studies. Although such third parties provide support and represent CEL-SCI for regulatory purposes in the context of the clinical trials, ultimately CEL-SCI is responsible for ensuring that each of the studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and the reliance on the CROs does not relieve CEL-SCI of its regulatory responsibilities. CEL-SCI and the CROs acting on CEL-SCI’s behalf, as well as principal investigators and trial sites, are required to comply with Good Clinical Practice, or GCP, and other applicable requirements, which are implemented through regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of the products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If CEL-SCI or any of the CROs fail to comply with applicable GCPs or other applicable regulations, the clinical data generated in the clinical trials may be determined to be unreliable and CEL-SCI may therefore need to enroll additional subjects in the clinical trials, or the FDA, EMA or comparable foreign regulatory authorities may require CEL-SCI to perform an additional clinical trial or trials before approving the marketing applications. Moreover, if CEL-SCI or any of the CROs, principal investigators, or trial sites, fail to comply with applicable regulatory and GCP requirements, CEL-SCI, the CROs, principal investigators, or trial sites may be subject to enforcement actions, such as fines, warning letters, untitled letters, clinical holds, civil or criminal penalties, and/or injunctions. CEL-SCI cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of the clinical trials comply with cGCP regulations. In addition, the clinical trials must be conducted with product produced under cGMP regulations. The failure to comply with these regulations may require CEL-SCI to delay or repeat clinical trials, which would delay the regulatory approval process.

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If any of the relationships with the third party CROs terminate, CEL-SCI may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, the CROs are not CEL-SCI’s employees, and except for remedies available to CEL-SCI under the agreements with such CROs, CEL-SCI cannot control whether or not they devote sufficient time and resources to the on-going clinical, nonclinical and preclinical programs. If CROs do not successfully fulfill their regulatory obligations, carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the clinical protocols, regulatory requirements or for other reasons, the clinical trials may be extended, delayed or terminated, and CEL-SCI may not be able to obtain regulatory approval for, or successfully commercialize, the product candidates. As a result, CEL-SCI’s results of operations and the commercial prospects for the product candidates would be harmed, the costs could increase and the ability to generate revenues could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact CEL-SCI’s ability to meet the desired clinical development timelines. Though CEL-SCI diligently oversees and carefully manages its relationships with the CROs, there can be no assurance that CEL-SCI will not encounter similar challenges or delays in clinical development in the future or that these delays or challenges will not have a material adverse impact on CEL-SCI’s business, financial condition and prospects.

CEL-SCI has obtained orphan drug designation from the FDA for Multikine for neoadjuvant, or primary, therapy in patients with squamous cell carcinoma of the head and neck, but CEL-SCI may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity.

Even though CEL-SCI has received orphan drug designation for Multikine for the treatment of squamous cell carcinoma of the head and neck, CEL-SCI may not be the first to obtain marketing approval of a product for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. CEL-SCI believes this to be unlikely since it does not know of any other company with a similar technology in Phase 3 studies. In addition, exclusive marketing rights in the United States may be limited if CEL-SCI seeks approval for an indication broader than the orphan-designated indication, or may be lost if the FDA later determines that the request for designation was materially defective or if CEL-SCI is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if CEL-SCI obtains orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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Statements in this prospectus and other documents about the efficacy and pathway of approval for Multikine are based on our analysis of our Phase 3 trial and are speculative in nature and may ultimately prove to be inaccurate or incorrect.

This prospectus and the documents incorporated by reference herein contain statements about our intention to pursue accelerated and/or conditional approval in various jurisdictions for Multikine, about Multikine's demonstrated efficacy and the potential to receive such approvals based on our analysis of the results of our Phase 3 trial and other data. However, these statements reflect our opinions and beliefs, and although we believe such statements are accurate, they are speculative in nature and there is a possibility that they may be inaccurate or incorrect. There is no certainty that the results observed in our Phase 3 trial will be replicated in any future study or results from any future study would not vary significantly from our Phase 3 trial results, or that our results to date, or the results of any future study, will be sufficient to obtain accelerated and/or conditional approvals for Multikine in any jurisdiction.

We may need to conduct a ‘Bridging study’ for the assay used in the confirmatory study to detect/determine the PD-L1 status of patients. The Bridging study will test the concordance of the PD-L1 test results between the assay used in the clinical trial with the diagnostic companion test for PD-L1; developed in collaboration with a diagnostics testing partner prior to submission for marketing approval for Multikine. If the bridging study or collaboration with our diagnostics partner is disrupted, then we may not be able to timely submit the marketing approval to the FDA.

For the confirmatory study, we are required to perform an assay for PD-L1 to determine if patients meet the required PD-L1 selection criteria. The PD-L1 test we propose to use to select patients for the confirmatory study is the same test that was used in our phase 3 trial, but is not a currently approved test for head and neck cancer. FDA agreed this test is acceptable to use for the confirmatory study, however, they also stipulated that Multikine will only be approved for commercial use in conjunction with a CDRH approved companion diagnostic test which will be used to determine PD-L1 levels in the head and neck cancer patient population for which Multikine is intended.  We intend to select a diagnostic partner for the companion diagnostic test’s development, validation, and future submission.

We will need to perform a bridging study to show that the PD-L1 assay test results we used for the selection of patients for the confirmatory study can be reproduced at an acceptable level of concordance using the companion diagnostic test for the testing of the same patient samples. There can be no assurance that we will be able to identify and collaborate with a suitable diagnostic partner on a timely basis, or at all. Even if we were able to establish such a collaboration, although there is a very good likelihood, there can be no complete assurance that we will be able to perform the bridging study successfully, on a timely basis or at all. Therefore, we may be unable to fulfill the criteria required to be able to submit the BLA and marketing license application to the FDA in a timely manner.

Changes in U.S. Tariff Policies Could Adversely Affect Our Business

Our business may be impacted by political, trade or regulatory developments in the jurisdictions in which we sell our products.

Significant political, trade, or regulatory developments in the jurisdictions in which we market or may market our products, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, in March 2025, the U.S. initially imposed tariffs on imports from most countries and imposed a 20% tariff on imports from China. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition, results of operations or our industry. The impact of these potential tariffs on our financial condition, results of operations or industry, if any, is subject to a number of factors that are not yet known, including any countermeasures that the target countries may take in response to such tariffs. In addition, military or other conflicts in Ukraine, the Middle East, Southwest Asia or elsewhere may lead to increased volume and price volatility for publicly traded securities, or affect the operations or financial condition of potential target companies, and to other company or industry-specific, national, regional or international economic disruptions and economic uncertainty.

In light of these uncertainties, we can provide no assurance that any mitigating actions that may become available to us, such as our ability to pass along some or all of the costs of any tariffs to some or all of our customers, will be successful.

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Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

We have completed our Breakthrough Medicine Designation application for Multikine* for submission to the Saudi Food and Drug Authority (SFDA) in Saudi Arabia, on which we will work with a prospective Saudi partner. The sale and shipment of products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of shipping and sales activities.

In addition, several of the countries in which we sell our products are, to some degree, subject to political, economic or social instability, and certain of such countries are or may in the future become the subject of U.S. or international sanctions.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing or defending intellectual property rights;
•	pricing pressure that we may experience internationally;
•	a shortage of high-quality salespeople and distributors;
•

third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of such products;

•	disadvantage to competition with established business and customer relationships;
•	the imposition of additional U.S. and foreign governmental controls or regulations;
•	economic or political instability;
•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;
•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;
•

potentially adverse tax consequences, including in respect of transfer pricing, value added and other tax systems, double taxation, and/or taxation on repatriation of earnings, which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;
•	difficulties in maintaining consistency with our internal guidelines;
•	the imposition of costly and lengthy new export licensing requirements;
•

the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•

negative publicity or public sentiment towards a country, company, person or entity with whom we do business that would result in continued business with the sanctioned country, company, person or entity to bring unfavorable publicity to us; and

•	the imposition of new trade restrictions.

 If any of these events or circumstances were to occur, our sales in foreign countries may be harmed and our results of operations would suffer.

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Risks Related to this Offering

Management will have broad discretion as to the use of the proceeds from this offering.

We currently intend to use the net proceeds from the offering to fund the continued development of Multikine, activities in support of Multikine, and for other general corporate purposes. See the “Use of Proceeds” section of this prospectus. We have not designated the specific amount of net proceeds to us from this offering that will be used for these purposes. Accordingly, our management will have broad discretion as to the allocation of these net proceeds and could use them for purposes other than those contemplated at the time of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

Since the offering price of the securities offered pursuant to this prospectus is higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering.  After giving effect to the sale of          shares of common stock in this offering, deducting underwriting discounts and estimated offering expenses payable by us, if you purchase securities in this offering you will suffer immediate and substantial dilution of approximately $      per shares in the pro forma net tangible book value of the common stock you acquire based on our pro-forma net tangible book value as of March 31, 2025.  If the underwriter exercises its option to purchase additional shares of common stock and/or Pre-Funded Warrants or the Pre-Funded Warrants are exercised, you will experience additional dilution.

You may experience future dilution as a result of future equity offerings or other equity issuances.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. These sales may result in material dilution to our existing stockholders and new investors could gain rights superior to existing stockholders.

Our outstanding options and warrants may adversely affect the trading price of our common stock.

As of July 23, 2025, there were outstanding warrants which allow the holders to purchase 36,418 shares of common stock, with a weighted average exercise price of $94.76 per share and outstanding options which allow the holders to purchase up to 546,894 shares of common stock, with a weighted average exercise price of $195.06 per share.  There are 163,747 options remaining for future issuances under our current stock option plans.  The outstanding options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of options and warrants can be expected to exercise them at a time when we may be able to obtain additional capital through a new offering of securities on terms more favorable to us than the terms of the outstanding options and warrants.  For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding options and warrants will also dilute the ownership interests of our existing stockholders.

There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop for the Pre-Funded Warrants.

There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-Funded Warrants will be limited. Further, the existence of the Pre-Funded Warrants may act to reduce both the trading volume and the trading price of our common stock.

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The Pre-Funded Warrants are speculative in nature and holders of the Pre-Funded Warrants will have no rights as stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Except as otherwise provided in the Pre-Funded Warrants, until holders of the Pre-Funded Warrants acquire our common stock upon exercise of the Pre-Funded Warrants, holders of the Pre-Funded Warrants will have no rights with respect to our common stock underlying such Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, the holders will be entitled to exercise the rights of a stockholder of our common stock only as to matters for which the record date occurs after the exercise date.

Moreover, following this offering, the market value of the Pre-Funded Warrants is uncertain. There can be no assurance that the market price of our common stock will ever equal or exceed the price of the Pre-Funded Warrants, and, consequently, whether it will ever be profitable for investors to exercise their Pre-Funded Warrants.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

Each Pre-Funded Warrant will be exercisable and will have no expiration date and by means of payment of the nominal cash purchase price upon exercise. Accordingly, we will not receive any or any meaningful additional funds upon the exercise of the Pre-Funded Warrants.

Significant holders or beneficial owners of our common stock may not be permitted to exercise the Pre-Funded Warrants that they hold.

A holder of the Pre-Funded Warrants will not be entitled to exercise any portion of any Pre-Funded Warrant that, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants and subject to such holder’s rights under the Pre-Funded Warrants to increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your Pre-Funded Warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-Funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference into this prospectus contain or incorporate by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify these forward-looking statements by forward-looking words such as “anticipates,” “believes,” “expects,” “intends,” “future,” “could,” “estimates,” “plans,” “would,” “should,” “potential,” “continues” and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances). These forward-looking statements involve risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to:

•	the progress and timing of, and the amount of expenses associated with, our research, development and commercialization activities for our product candidates, including Multikine;

•	our expectations regarding the timing, costs and outcome of any pending or future litigation matters, lawsuits or arbitration proceeding;

•	the success of our clinical studies for our product candidates;

•	our ability to obtain U.S. and foreign regulatory approval for our product candidates and the ability of our product candidates to meet existing or future regulatory standards;

•	our expectations regarding federal, state and foreign regulatory requirements;

•	the therapeutic benefits and effectiveness of our product candidates;

•	the safety profile and related adverse events of our product candidates;

•

our ability to manufacture sufficient amounts of Multikine or our other product candidates for use in our clinical studies or, if approved, for commercialization activities following such regulatory approvals;

•	our plans with respect to collaborations and licenses related to the development, manufacture or sale of our product candidates;

•	our expectations as to future financial performance, expense levels and liquidity sources;

•	our ability to compete with other companies that are or may be developing or selling products that are competitive with our product candidates;

•	anticipated trends and challenges in our potential markets;

•	our ability to attract, retain and motivate key personnel;

•	our ability to continue as a going concern; and

•	our liquidity.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements contained in this prospectus and any document incorporated reference in this prospectus, speak only as of their respective dates. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect new information, events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, the forward-looking events and circumstances described in this prospectus and the documents that are incorporated by reference into this prospectus may not occur and actual results could differ materially from those anticipated or implied in such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

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MARKET FOR CEL-SCI’S COMMON STOCK

Our common stock is publicly traded on the NYSE American under the symbol “CVM”. The following table sets forth, for the periods indicated, the high and low intraday sale prices of our common stock as reported by the NYSE American.  These prices have been adjusted to reflect a reverse stock split which was effective May 20, 2025.

Quarter Ending	High	Low

FY 2023
12/31/2022	$110.40	$56.40
3/31/2023	$99.90	$64.50
6/30/2023	$88.20	$55.80
9/30/2023	$89.70	$32.40

FY 2024
12/31/2023	$96.90	$31.20
3/31/2024	$92.40	$48.90
6/30/2024	$71.70	$33.00
9/30/2024	$66.60	$30.60

FY 2025
12/31/2024	$33.90	$11.10
03/31/2025	$20.41	$6.65
06/30/2025	$9.60	$1.98
Through 07/23/2025	$7.09	$2.21

As of July 23, 2025, there were 6,821,341 outstanding shares of our common stock outstanding held by approximately 435 holders of record.

Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI’s assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

The provisions in CEL-SCI’s Articles of Incorporation relating to CEL-SCI’s preferred stock would allow CEL-SCI’s directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI’s common stock.  The issuance of preferred stock with such rights may make the removal of management more difficult, even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

The market price of CEL-SCI’s common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in CEL-SCI’s operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of CEL-SCI’s common stock.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $ million, after deducting the underwriting discount and estimated offering expenses payable by us and underwriting discounts and commissions will be approximately $ , or approximately $ if the underwriter exercises in full its option to purchase additional shares and/or Pre-Funded Warrants to cover over-allotments, if any. We will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

We intend to use the net proceeds from this offering to fund the continued development of Multikine and for general corporate purposes and working capital. We have not determined the amounts we plan to spend on the items listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

A $0.10 increase (decrease) in the assumed public offering price of $[*] per common share would increase (decrease) the net proceeds to us from this offering by approximately $[*] million, assuming the number of common shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting the underwriting discount and estimated expenses payable by us. An increase (decrease) of 50,000 or 500,000 in the number of common shares offered by us in this offering, would increase (decrease) the net proceeds to us from this offering by approximately $[*] million or $[*] million, respectively, assuming the public offering price of $[*] per share, remains the same, after deducting the underwriting discount and estimated expenses payable by us. The information above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you purchase shares of common stock in this offering, you will experience dilution to the extent of the difference between the public offering price of the shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2025 was approximately $7.9 million or approximately $2.79 per share of common stock based on 2,811,659 outstanding shares of common stock on that date. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of March 31, 2025.

Our pro-forma net tangible book value as of March 31, 2025 was approximately $12.3 million, or approximately $2.56 per share of common stock. Our pro-forma net tangible book value per share is equal to our total tangible assets minus total liabilities, after giving effect to our issuance and sale in the May 2025 offering of 2,000,000 shares of common stock for net proceeds of approximately $4.5 million. Pro-forma net tangible book value per share represents our pro-forma net tangible book value divided by the total number of shares of common stock outstanding as of March 31, 2025, after giving effect to the pro-forma adjustments described above.

After giving effect to the sale of shares of common stock in this offering at the public offering price of $ per share of common stock, after estimated offering expenses payable by us, our as adjusted pro-forma net tangible book value would be approximately $ million, or approximately $ per share of common stock, as of March 31, 2025. This represents an immediate increase in pro-forma net tangible book value of approximately $ per share to existing stockholders and an immediate dilution of approximately $ per share to new investors. The following table illustrates this calculation on a per share basis:

Public offering price per share			$
Historical net tangible book value per share as of March 31, 2025		$2.79
Pro-forma net tangible book value per share as of March 31, 2025	$
Increase in pro-forma net tangible book value per share attributable to new investors	$
As adjusted pro-forma net tangible book value per share after giving effect to this offering			$
Dilution per share to investors in this offering			$

The above calculation excludes the following as of March 31, 2025:

•	36,418 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2025, at a weighted average exercise price of $94.76 per share; and

•	557,771 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025, at a weighted average exercise price of $201.22 per share.

•	486,251 shares of our common stock issuable upon the exercise of outstanding Pre-Funded Warrants.

The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options or warrants to purchase shares of our common stock. The exercise of outstanding options and warrants having an exercise price less than the offering price will increase dilution to new investors. In addition, we may choose to raise additional capital depending on market conditions, our capital requirements and strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 600,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

DESCRIPTION OF PRE-FUNDED WARRANTS

Pre-Funded Warrants

The term “pre-funded” refers to the fact that the purchase price of our common stock in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.0001. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding common stock following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our common stock which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Exercise of Pre-Funded Warrants; Exercise Limitation

Each Pre-Funded Warrant is exercisable for one share of our common stock, with an exercise price equal to $0.0001 per share, at any time that the Pre-Funded Warrant is outstanding. There is no expiration date for the Pre-Funded Warrants. The holder of a Pre-Funded Warrant will not be deemed a holder of our underlying common stock until the Pre-Funded Warrant is exercised.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99% upon 61 days’ prior written notice) of the shares of our common stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the Pre-Funded Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The Pre-Funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-Funded Warrants, unless such Pre-Funded Warrant holders are utilizing the cashless exercise provision of the Pre-Funded Warrants.

Upon the holder’s exercise of a Pre-Funded Warrant, we will issue the shares of common stock issuable upon exercise of the Pre-Funded Warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised to the extent permitted via the “cashless” exercise provision). Prior to the exercise of any Pre-Funded Warrants to purchase common stock, holders of the Pre-Funded Warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

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Pre-Funded Warrants may be exercised only if the issuance of the shares of common stock is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the Pre-Funded Warrants are exercised. The Pre-Funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-Funded Warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the Pre-Funded Warrants (in which case, the Pre-Funded Warrants may only be exercised via a “cashless” exercise provision).

Fundamental Transaction

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of such Pre-Funded Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their Pre-Funded Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Pre-Funded Warrants.

No Public Market; No Exchange Listing

There is no public market for the Pre-Funded Markets nor is one expected to develop. We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or other trading system.

Warrant Certificate

The Pre-Funded Warrants will be issued as individual warrant agreements to the purchasers.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of our common stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until such holder exercises the Pre-Funded Warrant.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of common stock to be sold in this offering. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and administrative rulings and judicial decisions, all as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the U.S. Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of common stock could differ from those described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

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This discussion is limited to holders that hold the common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax considerations that might be relevant to a beneficial owner in light of such beneficial owner’s particular circumstances, such as the impact of the Medicare contribution tax on net investment income or the alternative minimum tax for individuals. In addition, this discussion does not address tax considerations to beneficial owners subject to special treatment under the U.S. federal income tax laws, including:

•	a broker, dealer or trader in securities, currencies, commodities, or notional principal contracts;

•	a bank, financial institution or insurance company;

•	a regulated investment company, a real estate investment trust or grantor trust;

•	a tax-exempt entity or organization, including an individual retirement account or Roth IRA as defined in Sections 408 or 408A of the Code, respectively;

•	a person holding the common stock as part of a hedging, integrated, or conversion transaction or a straddle, or a person deemed to sell common stock under the constructive sale provisions of the Code;

•	a trader in securities that has elected the mark-to-market method of tax accounting for securities;

•	an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who is a partner or investor in a partnership or other pass-through entity that holds the common stock;

•	a U.S. person whose “functional currency” is not the U.S. dollar;

•	a controlled foreign corporation or passive foreign investment company;

•	a qualified foreign pension fund or an entity that is wholly owned by one or more qualified foreign pension funds; or

•	a U.S. expatriate and former citizens or residents of the United States.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a share of common stock that is (i) a foreign corporation for U.S. federal income tax purposes, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in each case is not subject to U.S. federal income tax on a net-income basis on income or gain from the sale of a share of common stock.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion does not address the tax considerations to an entity treated as a partnership for U.S. federal income tax purposes or any partner in such entity. Accordingly, a partnership holding shares of common stock and any partner therein should consult their own tax advisors as to the tax consequences of holding and disposing of shares of our common stock.

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You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of Common Stock

Dividends on our Common Stock

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we declare or pay any dividends on shares of our common stock, such dividends will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the holder’s tax basis in its common stock and then as a gain from the sale or exchange of the common stock. Under current law, if certain requirements are met, a preferential U.S. federal income tax rate will apply to any dividends paid to a holder of common stock who is a U.S. individual.

Distributions to U.S. holders that are corporate shareholders, constituting dividends for U.S. federal income tax purposes, may qualify for the dividends received deduction, or DRD, which is generally available to corporate shareholders. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

Sale of Common Stock

A U.S. holder of common stock will generally recognize gain or loss on the taxable sale, exchange, or other taxable disposition of such stock in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its adjusted tax basis in the common stock sold. A U.S. holder’s amount realized should equal the amount of cash and the fair market value of any property received in consideration of its stock. The gain or loss should be capital gain or loss and should be long-term capital gain or loss if the common stock is held for more than one year at the time of disposition. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Under current law, long-term capital gain recognized by an individual U.S. holder is generally eligible for a preferential U.S. federal income tax rate.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on shares of common stock and to the proceeds of a sale of common stock unless a U.S. holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. holder fails to provide its correct taxpayer identification number and certification of exempt status, or fails to report its full dividend income. Any amount withheld under the backup withholding rules will be allowed as a refund or a credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain Adjustments to Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued upon the exercise of the Pre-Funded Warrants, or an adjustment to the exercise price of the Pre-Funded Warrants, may be treated as a constructive distribution to you of the Pre-Funded Warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders).

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock

Dividends on our Common Stock

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we declare or pay any dividends on shares of our common stock, such dividends will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “Sale of Common Stock” below. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing to us or our paying agent an applicable IRS Form W-8ECI (which generally remains valid for three years, after which time a new properly completed and executed form must be provided to us or our paying agent). If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

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Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, as defined under the Code, net of certain deductions and credits, subject to any applicable income tax treaty providing otherwise.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, or the gain is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met, in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U. S. source capital losses, even though the individual is not considered a resident of the United States; or

•	if we are or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC.

We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, then only a non-U.S. holder that actually or constructively owns (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our outstanding common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Any gain described in the first bullet point above will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

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Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding on Foreign Accounts

Legislation known as the Foreign Account Tax Compliance Act and guidance issued thereunder (“FATCA”) imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other foreign entities (including financial intermediaries). FATCA generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on our common stock and the gross proceeds of dispositions of our common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or the entity otherwise qualifies for an exemption. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. You should consult your tax advisor regarding the application of FATCA.

General Treatment of Pre-Funded Warrants

Although the law in this area is not completely settled, the Pre-Funded Warrants are generally expected to be treated as shares of our common stock for U.S. federal income tax purposes and a holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of common stock as described above. Accordingly, No gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the shares of common stock received upon exercise. Similarly, the tax basis of a Pre-Funded Warrant should carry over to the shares of common stock received upon exercise, increased by the exercise price (if applicable). You should discuss with your tax advisor the consequences of the acquisition, ownership and disposition of the Pre-Funded Warrants, as well as the exercise of, certain adjustments to, and any payments in respect of the Pre-Funded Warrants (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

The preceding discussion of U.S. federal tax considerations is for general information only.  It is not tax advice.  Each prospective investor should consult his, her, or its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock and/or Pre-Funded Warrants, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

ThinkEquity LLC is acting as the representative of the several underwriters in this Offering. On             , 2025, we entered into an underwriting agreement with the representative (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase the number of shares of common stock and the number of Pre-Funded Warrants listed next to each underwriter’s name in the following table, at the public offering price less the underwriting discount, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Shares of Common Stock	Number of Pre-Funded Warrants

ThinkEquity LLC

The underwriter is committed to purchase all the shares of common stock and Pre-Funded Warrants offered by the Company, other than those covered by the option to purchase additional shares and/or Pre-Funded Warrants described below, if it purchases any shares and/or Pre-Funded Warrants. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the shares of common stock and/or Pre-Funded Warrants, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriter proposes to offer the shares of common stock and/or Pre-Funded Warrants offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriter may offer some of the shares of common stock and Pre-Funded Warrants to other securities dealers at such price less a concession of $            per share or $                per Pre-Funded Warrant.

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriter to purchase a maximum of                   additional shares of common stock and/or Pre-Funded Warrants from us to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase shares of common stock and/or Pre-Funded Warrants covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be approximately $                   and the total proceeds to us, before expenses, will be approximately $                  .            .

Discounts and Commissions. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

Total
	Per Share	Per Pre-Funded Warrant	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$	$
Underwriting discount (7%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

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We have also agreed to pay all expenses relating to the offering, including (a) all filing fees and expenses relating to the registration of the securities to be sold in the offering (including securities sold upon exercise of the underwriter’s over-allotment option) with the Commission; (b) all fees associated with the review of the offering by FINRA and all fees and expenses relating to the listing of such shares of common stock on the NYSE American; (c) the costs of all mailing and printing of the underwriting documents; (d) the costs of preparing, printing and delivering certificates representing the common stock sold in this offering; (e) fees and expenses of the Company's transfer agent; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the shares of our common stock to the underwriter; (g) fees and expenses of our legal counsel and accountants; and (h) the fees and expenses of the Underwriter’s legal counsel not to exceed $75,000 in the event gross proceeds are less than $5,000,000; $100,000 in the event gross proceeds are $5,000,000 - $10,000,000; and $125,000 in the event gross proceeds are greater than $10,000,000; and (l) the Underwriter’s other expenses in connection with the Offering not to exceed $25,000 in the event gross proceeds are less than $5,000,000; $50,000 in the event gross proceeds are $5,000,000 - $10,000,000; and $60,000 in the event gross proceeds are greater than $10,000,000.

We have agreed that, for a period of 30 days from the date of the closing of this offering, we will not without the Underwriter’s prior consent, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Our directors and officers have agreed that, for a period of 45 days from the date of the closing of this offering, they will not not without the Underwriter’s prior consent, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Discretionary Accounts. The underwriter does not intend to confirm sales of the shares of common stock and/or Pre-Funded Warrants offered hereby to any accounts over which it has discretionary authority.

Electronic Offer, Sale and Distribution of Shares. A prospectus may be made available in electronic format on the websites maintained by the underwriter and the underwriter may distribute this prospectus electronically. The underwriter may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter and on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships. The underwriter and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which it may receive customary fees; however, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of our shares while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on the NYSE American or otherwise.

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Passive Market Making. In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in shares of our common stock in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the shares and extending through the completion of the offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Determination of Offering Price. The public offering price of the securities that we are offering will be negotiated between us and the representative based on, among other things, the trading price of our shares of common stock prior to this Offering. Other factors considered in determining the public offering price of the securities include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about, and to observe, any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1, et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

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This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish law or regulation and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 11971”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offerings pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

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Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to this offering has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities offered by this prospectus. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities offered by this prospectus may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to CEL-SCI.

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In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the FSMA Financial Promotions Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved, or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Hart & Hart, LLC of Denver, Colorado. The underwriter is represented by Sichenzia Ross Ference Carmel LLP, New York, New York.

EXPERTS

The financial statements of CEL-SCI Corporation (the Company) as of September 30, 2024 and 2023 and for each of the two years in the period ended September 30, 2024 incorporated by reference in this Registration Statement have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus.  The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC prior to the completion of this offering will automatically update and supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items):

•	our annual report on Form 10-K for the fiscal year ended September 30, 2024;

•	our quarterly reports on Form 10-Q for the periods ended December 31, 2024 and March 31, 2025;

•	our current reports on Form 8-K filed with the SEC on November 13, 2024, November 15, 2024, December 31, 2024, March 18, 2025, May 19, 2025, May 23, 2025 and July 14, 2025;

•	our Proxy Statement relating to our May 19, 2025 Annual Meeting of Shareholders; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 2, 1996 and all amendments and reports updating that description.

The documents incorporated by reference contain important information concerning:

•	our Business;

•	Risk Factors relating to an investment in our securities;

•	our Management and matters relating to Corporate Governance;

•	our Principal Shareholders; and

•	our Financial Statements and our Management’s Discussion of our Results of Operations and our Financial Condition;

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We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus until we sell all of the securities covered by this prospectus or until the sale of securities by us pursuant to this prospectus is terminated.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated by reference in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, orally or in writing, which will be provided to you at no cost by contacting:

CEL-SCI Corporation

8229 Boone Blvd., #802

Vienna, Virginia 22182

Attention: Senior Vice President of Operations

Telephone: (703) 506-9460

The documents incorporated by reference may be accessed at our website: www.cel-sci.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (together with all amendments and exhibits) under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the requirements of the Securities Exchange Act of l934 and are required to file reports and other information with the Securities and Exchange Commission. Copies of any such reports and other information filed by us can be read and copied at the Commission's Public Reference Room.

Our Registration Statement and all reports and other information we file with the Securities and Exchange Commission are available at www.sec.gov, the website of the Securities and Exchange Commission free of charge.

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Up to                Shares of Common Stock

Pre-Funded Warrants to purchase up to           Shares of Common Stock

Up to             shares of Common Stock Underlying such Pre-Funded Warrants

PRELIMINARY PROSPECTUS

ThinkEquity

   , 2025

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PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses payable by the Company in connection with this registration statement.

SEC Filing Fee	$3,521
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	15,000
Miscellaneous Expenses	479
TOTAL	$49,000

All expenses other than the SEC filing fee are estimated.

Item 14. Indemnification of Officers and Directors

The Colorado Business Corporation Act provides that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in the Company’s best interest.

Item 15. Recent Sales of Unregistered Securities.

Note Reference

Between June 30, 2022 and June 30, 2025, the Company issued 31,840 restricted shares of its common stock to a number of consultants in consideration of services. The restricted shares were valued at approximately $1,665,960.

A, C

On October 18, 2024, the Company issued Ergomed 1,000,000 shares of its common stock in payment for services	A, C

On May 8, 2024, certain officers and a director purchased 58,000 shares of restricted common stock at an aggregated fair market value of approximately $80,620, or $1.39 per share.	A, C

A. The Company relied upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933 with respect to the issuance of these shares. The persons who acquired these shares were sophisticated investors and were provided full information regarding the Company. There was no general solicitation in connection with the offer or sale of these securities. The persons who acquired these shares acquired them for their own accounts. The certificates representing these shares bear a restricted legend providing that they cannot be sold except pursuant to an effective registration statement or an exemption from registration.

B. The Company relied upon the exemption provided by Rule 506 of the Securities and Exchange Commission with respect to the issuance of these securities. The persons who acquired these securities were sophisticated investors and were provided full information regarding the Company. There was no general solicitation in connection with the offer or sale of these securities. The persons who acquired these securities acquired them for their own accounts. The certificates representing these securities bear a restricted legend providing that they cannot be sold except pursuant to an effective registration statement or an exemption from registration.

C. No commission or other form of remuneration was given to any person in connection with the sale or issuance of these securities.

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Item 16. Exhibits

1	Underwriting Agreement	To be filed by Amendment.

3(a)	Articles of Incorporation	Incorporated by reference to Exhibit 3(a) of CEL-SCI's combined Registration Statement on Form S-1 and Post-Effective Amendment ("Registration Statement"), Registration Nos. 2-85547-D and 33-7531.

3(b)	Amended Articles	Incorporated by reference to Exhibit 3(a) of CEL-SCI's Registration Statement on Form S-1, Registration Nos. 2-85547-D and 33-7531.

3(c)	Amended Articles (Name change only)	Incorporated by reference to Exhibit 3(c) of CEL-SCI's Registration Statement on Form S-1 Registration Statement (No. 33-34878).

3(d)	Bylaws (as amended)	Incorporated by reference to Exhibit 3(d) of CEL-SCI's Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (No. 333-229295).

4	Shareholders Rights Agreement, as Amended	Incorporated by reference to Exhibit 4 filed with CEL-SCI’s 8-K report dated October 30, 2020.

4(b)	Incentive Stock Option Plan	Incorporated by reference to Exhibit 4 (b) filed on October 7, 2016 with CEL-SCI’s registration statement on Form S¬8 (File number 333-214031).

4(c)	Non-Qualified Stock Option Plan	Incorporated by reference to Exhibit 4 (b) filed on August 30, 2024 with CEL-SCI’s registration statement on Form S¬8 (File number 333-281884).

4(d)	Stock Bonus Plan	Incorporated by reference to Exhibit 4 (c) filed on December 22, 2023 with CEL-SCI’s registration statement on Form S¬8 (File number 333-276238).

4(e)	Stock Compensation Plan	Incorporated by reference to Exhibit 4 (e) filed on January 24, 2020 with CEL-SCI’s registration statement on Form S¬8 (File number 333-236063).

4(f)	2014 Incentive Stock Bonus Plan	Filed with Amendment No. 2 to CEL-SCI’s annual report on Form 10-K for the year ended September 30, 2014.

5	Legal Opinion	______________

10(l)	First Amendment to Development Supply and Distribution Agreement with Orient Europharma.	Incorporated by reference to Exhibit 10(m) filed with CEL-SCI’s 10-K report for the year ended September 30, 2010.

10(m)	Exclusive License and Distribution Agreement with Teva Pharmaceutical Industries Ltd.	Incorporated by reference to Exhibit 10(n) filed with CEL-SCI’s 10-K report for the year ended September 30, 2010.

10(n)	Lease Agreement	Incorporated by reference to Exhibit 10(o) filed with CEL-SCI’s 10-K report for the year ended September 30, 2010.

10(p)	Licensing Agreement with Byron Biopharma	Incorporated by reference to Exhibit 10(i) of CEL-SCI’s report on Form 8-K dated March 27, 2009

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10(z)	Development, Supply and Distribution Agreement with Orient Europharma	Incorporated by reference to Exhibit 10(z) filed with CEL-SCI’s report on Form 10-K for the year ended September 30, 2003.

10 (rr)	Assignment and Assumption Agreement with Teva Pharmaceutical Industries, Ltd. and GCP Clinical Studies, Ltd.	Incorporated by reference to Exhibit 10(rr) of CEL-SCI’s report on Form 10-K/A report for the year ended September 30, 2014 dated April 17, 2015.

10 (ss)	Service Agreement with GCP Clinical Studies, Ltd., together with Amendment 1 thereto*	Incorporated by reference to Exhibit 10(ss) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (tt)	Joinder Agreement with PLIVA Hrvatska d.o.o.	Incorporated by reference to Exhibit 10(tt) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (uu)	Master Service Agreement with Ergomed Clinical Research, Ltd., and Clinical Trial Orders thereunder	Incorporated by reference to Exhibit 10(uu) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (vv)	Co-Development and Revenue Sharing Agreement with Ergomed Clinical Research Ltd., dated April 19, 2013, as amended	Incorporated by reference to Exhibit 10(vv) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (ww)	Co-Development and Revenue Sharing Agreement II: Cervical Intraepithelial Neoplasia in HIV/HPV co-infected women, with Ergomed Clinical Research Ltd., dated October 10, 2013, as amended	Incorporated by reference to Exhibit 10(ww) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (xx)	Co-Development and Revenue Sharing Agreement III: Anal warts and anal intraepithelial neoplasia in HIV/HPV co-infected patients, with Ergomed Clinical Research Ltd., dated October 24, 2013	Incorporated by reference to Exhibit 10(xx) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (yy)	Master Services Agreement with Aptiv Solutions, Inc.	Incorporated by reference to Exhibit 10(yy) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (zz)	Project Agreement Number 1 with Aptiv Solutions, Inc. together with Amendments 1 and 2 thereto*	Incorporated by reference to Exhibit 10(zz) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (aaa)	Second Amendment to Development Supply and Distribution Agreement with Orient Europharma	Incorporated by reference to Exhibit 10(aaa) of CEL-SCI’s first amendment to its Form 10-K report for the year ended September 30, 2014 dated April 17, 2015.

10 (iii)	Amendment to Co-Development and Revenue Sharing Agreement with Ergomed Clinical Research, Ltd., dated September 15, 2015	Incorporated by reference to Exhibit 10 (iii) filed with CEL-SCI’s 10-K report for the year ended September 30, 2015.

10 (mmm)	Employment Agreement with Geert Kersten (2019-2023)	Incorporated by reference to Exhibit 10(10.7) of CEL-SCI’s report on Form 8-K dated August 31, 2019.

10 (nnn)	Employment Agreement with Patricia Prichep (2019-2022)	Incorporated by reference to Exhibit 10(10.8) of CEL-SCI’s report on Form 8-K dated August 31, 2019.

10 (ooo)	Employment Agreement with Eyal Taylor (2019-2022)	Incorporated by reference to Exhibit 10(10.9) of CEL-SCI’s report on Form 8-K dated August 31, 2019.

10 (ppp)	Extension of Employment Agreement with Patricia Prichep (2023-2027)	Incorporated by reference to Exhibit 10(10.10) of CEL-SCI’s report on Form 8-K dated August 31, 2023.

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10 (qqq)	Extension of Employment Agreement with Eyal Talor (2023-2027)	Incorporated by reference to Exhibit 10(10.11) of CEL-SCI’s report on Form 8-K dated August 31, 2023.

10 (rrr)	Extension of Employment Agreement with Geert Kersten (2023-2027)	Incorporated by reference to Exhibit 10.10 of CEL-SCI’s report on Form 8-K dated October 26, 2023.

19	Insider Trading Policies and Procedures	Incorporated by reference to Exhibit 19 of CEL-SCI’s 10-K report for the year ended September 30, 2024.

97	Policy relating to Recovery of Erroneously Awarded Compensation	Incorporated by reference to Exhibit 97 of CEL-SCI’s 10-K report for the year ended September 30, 2023.

23.1	Consent of Hart & Hart, LLC

23.2	Consent of BDO USA, P.C.

107	Calculation of Filing Fee Table	To be filed by Amendment.

*

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 of the Securities Exchange Act of 1934. The omitted confidential material has been filed separately with the Commission. The location of the omitted confidential information is indicated in the exhibit with asterisks (*)

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section l0 (a)(3) of the Securities Act:

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of l933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of l933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Vienna, Virginia on the 24th day of July, 2025.

CEL-SCI CORPORATION

By:	/s/ Geert Kersten
Geert Kersten
Chief Executive and Accounting Officer

/s/ Patricia Prichep
Patricia Prichep
Chief Financial and Operations Officer

In accordance with the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Geert Kersten	Chief Executive and Accounting Officer and a Director	July 24, 2025
Geert Kersten

/s/ Bruno Baillavoine	Chairman of the Board, Director	July 24, 2025
Bruno Baillavoine

/s/ Robert Watson	Director	July 24, 2025
Robert Watson

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EXHIBITS

CEL-SCI CORPORATION

REGISTRATION STATEMENT ON FORM S-1

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